SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Primerica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74164M 10 8
(CUSIP Number)

Citigroup Inc.
399 Park Avenue
New York, NY 10043
Attn: Ali L. Karshan, Esq.
(212) 559-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Gregory A. Fernicola, Esq.
Jeffrey A. Brill, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

November 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Insurance Holding Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 37,517,698†‡
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 17,002,148†‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,002,148†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ ¶
13	Percent of Class Represented by Amount in Row (11) 23.1%*
14	Type of Reporting Person CO

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.
‡
The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.
*
CIHC may be deemed to have shared power to vote 48.2% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Associated Madison Companies, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 37,517,698†‡
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 17,002,148†‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,002,148†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ ¶
13	Percent of Class Represented by Amount in Row (11) 23.1%*
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.
‡
The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.
*
AMAD may be deemed to have shared power to vote 48.2% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 37,534,071†‡§
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 17,018,521†‡§
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,018,521†‡§
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ ¶
13	Percent of Class Represented by Amount in Row (11) 23.1%*
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.
‡
The Reporting Persons (as defined in Item 2 of the Statement) may be deemed to have shared power to vote 16,412,440 shares of Common Stock, and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants, held by the Warburg Pincus Parties as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among Warburg Pincus, CIHC and the Issuer.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock, including shares issuable upon exercise of the Warrants, held by the Warburg Pincus Parties.

¶	Row 11 excludes 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties.
§
Includes 16,373 shares of Common Stock held by certain subsidiaries of Citigroup, other than CIHC and AMAD, which shares were acquired in the ordinary course of business of such subsidiaries in transactions unrelated to those described in the Schedule 13D.

*
Citigroup may be deemed to have shared power to vote 48.2% of the outstanding shares of Common Stock, including the 16,412,440 shares of Common Stock and 4,103,110 shares of Common Stock issuable upon the exercise of the Warrants held by the Warburg Pincus Parties (further described in Item 2 of the Statement).

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D originally filed on April 12, 2010 and amended on April 21, 2010 and April 21, 2011 (the "Schedule 13D" and, as amended by this Amendment No. 3, the "Statement"), with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Primerica, Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 3120 Breckinridge Blvd., Duluth, Georgia 30099.  Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by replacing the last paragraph of Item 2 with the following paragraph:

As of the date hereof, the Reporting Persons and the Warburg Pincus Parties beneficially own in the aggregate approximately 48.2% of the outstanding shares of Common Stock.  The Warburg Pincus Parties have made a separate filing pursuant to the Exchange Act to report their beneficial ownership.

Item 4. Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 4:

On November 1, 2011, CIHC and the Issuer entered into a share repurchase agreement (the "Share Repurchase Agreement"), pursuant to which CIHC has agreed to sell 8,920,606 shares of Common Stock to the Issuer at a purchase price of $22.42 per share, resulting in a total purchase price of $199,999,986.52. The transaction is expected to be completed on November 15, 2011. The description of the terms of the Share Repurchase Agreement in Item 6 is incorporated herein by reference.

Item 5. Interest in the Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)  As of November 1, 2011, CIHC and AMAD beneficially own 17,002,148 shares of Common Stock in the aggregate.  These shares of Common Stock are directly beneficially owned by CIHC.  AMAD owns all of the outstanding common stock of CIHC and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by CIHC.  Citigroup owns all of the outstanding common stock of AMAD and, as a result, indirectly beneficially owns the shares of Common Stock that are beneficially owned by AMAD.  Citigroup beneficially owns these shares and an additional 16,373 shares of Common Stock held by certain other subsidiaries, which shares were acquired in the ordinary course of business of such subsidiaries in transactions unrelated to those described in the Schedule 13D. Due to a programming error, the number of such additional shares of Common Stock was inaccurately over reported in Amendment No. 2 by 21,760 shares of Common Stock.

Accordingly, the Reporting Persons beneficially own approximately 23.1% of the outstanding shares of Common Stock in the aggregate based on 73,718,177 shares outstanding.

As a result of the voting covenants included in the Securities Purchase Agreement (described in Item 6 of the Statement), the Warburg Pincus Parties may be deemed to have shared power to vote 17,018,521 shares of Common Stock beneficially owned by Citigroup in favor of directors nominated by Warburg Pincus.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 37,534,071 shares of Common Stock, which includes:  (i) 17,002,148 shares of Common Stock held by CIHC, (ii) 16,412,440 shares of Common Stock held by the Warburg Pincus Parties and (iii) 4,103,110 shares of Common Stock issuable upon exercise of the Warrants held by the Warburg Pincus Parties.  Citigroup beneficially owns an additional 16,373 shares of Common Stock held by certain other subsidiaries.  The Warburg Pincus Parties are not entitled to any rights as a stockholder of the Issuer with respect to the shares of Common Stock beneficially owned by the Reporting Persons, except as expressly set forth in the Securities Purchase Agreement and have indicated that they will expressly disclaim all beneficial ownership of such shares.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants held by the Warburg Pincus Parties.

(b)  See Item 5(a) above.

(c)  Except as described in the Statement and an open market short sale of 122 shares of Common Stock on September 16, 2011 at $20.13 per share by a subsidiary of Citigroup and an open market purchase of 62 shares of Common Stock on September 20, 2011 at $19.96 per share by a subsidiary of Citigroup, the Reporting Persons have not effected any transactions in shares of Common Stock beneficially owned by any of them during the past 60 days. The additional paragraph added to Item 4 by this Amendment No. 3 is incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:

 Share Repurchase Agreement

On November 1, 2011, CIHC and the Issuer entered into the Share Repurchase Agreement, pursuant to which CIHC has agreed to sell 8,920,606 shares of Common Stock to the Issuer at a purchase price of $22.42 per share, resulting in a total purchase price of $199,999,986.52. In connection with the repurchase transaction, subject to certain limited exceptions, CIHC has agreed to a 30-day lockup of its remaining shares of Common Stock. Subject to certain conditions, the transaction is expected to be completed on November 15, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011

CITIGROUP INC.

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

ASSOCIATED MADISON COMPANIES, INC.

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Secretary and Vice President

CITIGROUP INSURANCE HOLDING CORPORATION

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard
Title: Secretary and Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INCORPORATED

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
Alain J. P. Belda, Director	Managing Director, Warburg Pincus c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Brazil, Spain and United States
Timothy C. Collins, Director	Chairman of Investment Committee Ripplewood Holdings L.L.C. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Joss, Ph.D., Director	Professor of Finance Emeritus and Former Dean, Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia and United States
Michael E. O’Neill, Director	Former Chairman and Chief Executive Officer Bank of Hawaii Corporation c/o Citigoup Inc. 399 Park Avenue New York, NY 10043	United States
Vikram Pandit, Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Richard D. Parsons, Director	Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lawrence R. Ricciardi, Director	Senior Advisor, IBM Corporation, Jones Day and Lazard Freres & Co. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Dr. Judith Rodin, Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
Robert L. Ryan, Director	Chief Executive Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Anthony M. Santomero, Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Diana L. Taylor, Director	Managing Director Wolfensohn Fund Management, L.P. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
William S. Thompson, Jr. Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Ernesto Zedillo Director	Director, Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc 399 Park Avenue New York, NY 10043	Mexico
Shirish Apte, Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom and Northern Ireland
Stephen Bird, Executive Officer	Chief Executive Officer Asia Pacific c/o Citigroup Inc. 399 Park Avenue New York, New York 10043	United Kingdom
Don Callahan, Executive Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael L. Corbat, Executive Officer	Chief Executive Officer Citi Holdings 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
John C. Gerspach, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John Havens, Executive Officer	President and Chief Operating Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Brian Leach, Executive Officer	Chief Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Eugene McQuade, Executive Officer	Chief Executive Officer Citibank, N.A. 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer	CEO, Consumer Banking for the Americas and Chairman of the Global Consumer Council Chairman and Chief Executive Officer Latin America and Mexico Citigroup Inc. 399 Park Avenue New York, NY 10043	Mexico
William J. Mills, Executive Officer	Chief Executive Officer Europe, Middle East, and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Alberto J. Verme Executive Officer	Chief Executive Officer Europe, Middle East and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom
Jeffrey R. Walsh, Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INSURANCE HOLDING CORPORATION

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Insurance Holding Corporation.

Name and Title	Principal Occupation	Citizenship
John Gerspach Director	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Francis Genesi Director	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Gregory Ehlke Executive Officer	BSM Group Manager Citigroup Inc. 601 Lexington Avenue, 5th FL New York, NY 10022	United States
Alan Ingber Executive Officer	Tax Attorney Lead Group Manager Citigroup Inc. 75 Holly Hill Lane Greenwich, CT 06830	United States
Thomas Marhevka Executive Officer	Tax Group Manager Citigroup Inc. Two Court Square, 7th FL Long Island City, NY 11120	United States
Peter Mozer Executive Officer	BSM Lead Group Manager Citigroup Inc. 388 Greenwich Street,38th FL New York, NY 10026	United States
Saul Rosen Executive Officer	Chief Tax Officer Citigroup Inc. 399 Park Avenue, 3rd FL New York, NY 10022	United States
Martin Waters Executive Officer	BSM Group Manager Citigroup Inc. 601 Lexington Avenue, 5th FL New York, NY 10022	United States
Joseph Wollard Executive Officer	Associate General Counsel Citigroup Inc. 425 Park Avenue, 2nd FL New York, NY 10022	United States